April 18, 2005

By Facsimile (202) 857-6395 and U.S. Mail

Jeffrey E. Jordan, Esquire
Arent Fox PLLC
1050 Connecticut Ave., NW
Washington, DC 20036

Re:  	TNS, Inc.
	Schedule TO-I filed on April 5, 2005
	File No. 005- 33756

Dear Mr. Jordan:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering to Purchase for Cash
Summary Term Sheet, page 5

	What will the purchase price for the Shares be and what will be the form of payment?, page 5

1. You disclose in this section and throughout your offer to purchase that the purchase price will be paid to stock holders promptly after the expiration of the Offer. However, you also disclose that if proration of tendered shares is required, you do not expect that TNS will be able to announce the final proration factor or commence payment for any shares purchased to the offer until approximately seven business days after the expiration date. Advise of the basis for your belief that payment commenced seven business days after the expiration date is "prompt" payment pursuant to Rule 13e-4(f)(5) (i.e., why does the company need seven business days to make payment?). Also, clarify the circumstances under which there may be a "delay in making payment." Does this language solely refer to the possibility that proration of tendered shares may be required?
Are there other circumstances that may require TNS to delay payment?

Forward -Looking Statements, page 11

2. The offer states that TNS "undertake[s] no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase . . . ."  This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Letter of Transmittal

3. Unless required by state securities laws, please revise your letter of transmittal to remove all representations that may suggest to a stock holder that it is waiving its rights under the Federal securities laws. This includes representations that the investor has read the terms of this offer. If this is required by state law, please advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Ohio Casualty Corporation acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9544. Please send all correspondence to us at the following ZIP code: 20549-0406.

        					Very truly yours,



          					Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions

Michael Q. Keegan, Esquire
Executive Vice President, General Counsel
    and Secretary
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, Virginia 20191

Barbara L. Becker, Esquire
James J. Maloney, Esquire
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166